UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-51005


                          AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   FEBRUARY 28, 2005                  /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         AMERA RESOURCES CORPORATION (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6

2.       DATE OF MATERIAL CHANGE

         February 28, 2005

3.       PRESS RELEASE

         The press release was released on February 28, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nikolaos Cacos
         Phone: (604) 687-1828

9.       DATE OF REPORT

         February 28, 2005.

                          AMERA RESOURCES CORPORATION

                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
                      Tel: 604-687-1828 Fax: 604-687-1858
                            Toll Free: 800-901-0058
                       Internet: www.amera resources.com
                        E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS

--------------------------------------------------------------------------------

NEWS RELEASE                                                   FEBRUARY 28, 2005


             AMERA ADDS 120 SQUARE KILOMETERS TO ESPERANZA PROPERTY

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that due to the encouraging results of the last work program, the Company has acquired 120 square kilometers (12,000 hectares) of land adjacent to the Esperanza gold property in northern Arequipa Department, Peru. The property now comprises of 16,000 hectares and is along strike from and contiguous to the Poracota gold project (Buenaventura/Teck Comino/Southwestern Resources).

Amera's technical team has confirmed that the style of mineralization, host rocks and structural setting of the gold mineralization recently identified at Zona Ventana and Zona Afuera on the Esperanza project are comparable to those reported for the Poracota gold project, fifteen kilometers to the southeast. This suggests that the area in between Esperanza and Poracota has significant potential for similar zones of gold mineralization. In April-May, exploration crews will begin Phase I surface exploration of this large and highly prospective land position. Concurrently, detailed sampling, mapping and geophysics will be conducted on the core Esperanza claim to identify drill targets.

Amera's Esperanza project is in a similar geological setting as the >1.5 million ounce Poracota high sulphidation epithermal gold project. Major structures in the area trend northeast to east and northwest. The largest zone identified to date, Poracota B, has a strike length of about 1 kilometre and a width of 100-400 metres and comprises an upper mineralized interval 10 to 35 metres thick and a lower interval up to 31 metres thick. Southwestern Resources Corporation reported an "inferred resources" of 14.5 million tonnes grading 2.26 g/t gold, representing 1.1 million ounces of gold, for the Poracota B Zone in their 1999 Annual Report. This estimate should be treated as historical as it was not made in accordance with the CIM Standards as defined in Companion Policy 43-101 CP to National Instrument 43-101. Compania de Minas Buenaventura S.A.A. has also reported an indicated resource of 1.56 million tonnes grading 10.6 g/t gold (556,000 ounces) at the Huamanihuayta zone on the Poracota Project.

Amera is leveraging its extensive contact network and is actively exploring in Argentina and Peru and continues to negotiate for the acquisition of additional properties in the Americas. The Company is committed to growth and added shareholder value through gold and precious metal-rich polymetallic discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 5

News Release                                                   February 28, 2005
Amera Resoruces Corporation                                               Page 2


          MAP OF ESPERANZA GOLD PROJECT, DEPARTMENT OF AREQUIPA, PERU

             Showing Esperanza Gold Project Expansion the Esperanza
                         and the Poracota Gold Project

To view map please go to:  wwwameraresources.corp.
                               or
                           www.sedar.com

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